SONS OF GWALIA LTD
ACN 008 994 287
02 DEC -2 AM 8:27

GWALIA

21 November, 2002
1146:tcl

02060131

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International corporate Finance
450 5th Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

FILE NBR 82-1039

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Letter dated 7 November 2002 regarding Tantalum Operations, Tarmoola Gold Operations and a Corporate Summary
- Chairman's Address from 15 November 2002 Annual General Meeting
- Disclosure of Proxy Votes from 15 November 2002 Annual General Meeting

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

for

Peter Lalor
Executive Chairman

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au

Doc ID 30141

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

MCU:ca:11-02
7 November 2002

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

The following information is provided to the market:-

TANTALUM OPERATIONS

1. As previously advised, the Company's tantalum operations are currently achieving high levels of production which exceed market demand and will result in inventory increases in excess of budget estimates. The Company is therefore reviewing its tantalum operations and will shortly make operational adjustments at one or both of Greenbushes and Wodgina which will reduce production to approximately 2.2 million lbs. of tantalum concentrates for the year ended June 2003 as compared to the previous forecast of 2.4 million lbs.

   The options being considered will result in reduced capital outlays and improved operating cash flow along with reduced forecast inventories to within targeted levels.

2. The Company wishes to confirm its previous advice that it has in place firm agreements for the sale and purchase of two million pounds of tantalum concentrates for the year ended June 2003 marginally increasing on an annual basis through to December 2005.

   There is also some potential for increased sales between now and December 2005 under the existing contracts and by sales to other parties.

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

GOLD OPERATIONS – TARMOOLA MINE

The Company's gold production for the financial year ended 30 June 2003 is now forecast to be in the range 580,000 to 600,000 fine ounces from its operations at Leonora, Southern Cross and South Laverton. This forecast includes production reductions resulting from the previously announced adjustments to the Tarmoola open cut mine plan.

The announcement in the September Quarterly Report to suspend the cutback of the north end of the Tarmoola open cut operation will result in feed for the Tarmoola plant being sourced from the Central/South zones of the open cut, satellite open cuts including Wonder North and Galahad and low grade stockpiles. Deferring the cutback will reduce immediate cash outflow and will allow for the most efficient mining rates using a two digger configuration when mining recommences.

Production for the year ended June 2003 from the Leonora area, including Tarmoola, will be approximately 220,000 ounces.

Approximately 400,000 ounces of gold are contained in the North end cutback and a period of approximately six months is required from the re-commencement of the cutback before gold production is sourced from the area. If the Northern cutback is not rescheduled for recommencement by the end of calendar 2003 production from Tarmoola would still be in excess of 120,000 fine ounces for the year ended June 2004, with ore sourced from satellites and low grade stockpiles. Production in future years at Tarmoola will then depend upon when the Tarmoola cutback is re-commenced.

CORPORATE SUMMARY

1. The Company has in place a foreign exchange hedge book converting US dollar revenues into Australian dollar revenues from its tantalum and other US dollar denominated commodity sales.

   The previously announced reduction in tantalum contract sales for the 2002/03 financial year will require a modest amount of foreign exchange commitments to be restructured in the latter part of 2002/03. The Company has, for some years successfully re-structured its hedge book (as and when required), with its counterparties.

   Should the Company not restructure the position created by the reduction in tantalum sales then, towards the end of the 2002/03 financial year, an amount of approximately A$5 million would be required, based on current exchange rates, to close out excess positions within that financial year. This should be considered in the context of a total revenue base of in excess of A$520 million in the 2001/02 financial year.

   The Company does not have any margin calls associated with either its FX or Gold Hedge books.

   The Company is not considering an equity raising as suggested in certain media reports today.

2. As previously advised in a statement of earnings guidance to the market on 18 October 2002, the Company's earnings in the first half will be lower than the second half. Increased tantalum sales along with improved production and cost performance from the gold division will be the key drivers behind the forecast improvement in the second half.

   The lower first half earnings will result from 20% lower tantalum sales, compared to the second half, and issues relating to the Tarmoola Mine and generally high cash costs of production from the Gold Division as reported in the September 2002 Quarterly Report.

3. As previously advised, the Company will make decisions in respect to the various options available to it in the mineral sands business prior to the end of November 2002.

4. The Company owns the largest reserves in the world of tantalum and is by far the world's largest and lowest cost producer of tantalum. The Company's tantalum market share has significantly increased over the past twelve months and continues to reinforce the Company's strong position in the industry. The Company is also the third largest Australian listed and managed gold producer and owns major ground positions in three of Australia's premier gold districts.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

SONS OF GWALIA LTD

ACN 008 994 287

FAXED ✓ 15/11

GWALIA

FACSIMILE TRANSMISSION

Date:	**15.11.02**	Ref:	No. of Pages: 15
Company:	**AUSTRALIAN STOCK EXCHANGE**		cc:
Att:	**COMPANY ANNOUNCEMENTS**		Facsimile **1300 300 021**
From:	**PETER LALOR**		Facsimile: **(61-8) 9481 1801**
Mail Original: **N**		Urgent: **N**	Confidential: **N**

Please call (61-8) 9263 5534 if you have any trouble in receiving this message.

The Chairman's Address to be given at the Company's Annual General Meeting in Perth on Friday 15 November at 10.30 a.m. follows.

A Media Release issued in conjunction with the A.G.M. also follows.

Please note that copies of presentations made at the A.G.M. are all available on the Company's website.

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax: (61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ABN 46 008 994 287

GWALIA

CHAIRMAN'S ADDRESS
TO BE DELIVERED AT THE COMPANY'S ANNUAL GENERAL MEETING ON
15 NOVEMBER 2002

FINANCIAL PERFORMANCE

For the financial year ended 30 June 2002, the Company reported a net operating profit after tax and before significant items of $69.3 million.

Although this was the tenth consecutive year in which the Company has increased its after-tax, pre-abnormal profits, earnings per share decreased for the first time in some years.

The full year's earnings result, before interest and tax, was assisted by a strong contribution from our Advanced Minerals Division. As in the previous year, most of the earnings from the Advanced Minerals Division were generated from our tantalum business.

However, as previously advised on 18 October 2002, our earnings in the current year (June 2003) would not meet the broker expectations which existed prior to that date. I will refer to this later and also provide you with some detailed information in relation to the main issues which have resulted in our reduced earnings warning.

DIVIDENDS

The Company has had a long-standing policy of paying dividends.

However, expansion in recent years in both our gold and tantalum businesses, our participation in the mineral sands business and increased interest payments on debt have meant that the cash requirements for growth and development are substantial. This resulted in the previous payment of 25 cents per share being reduced to 20 cents per share on an unfranked basis.

The Directors will deliberate regularly to try and ensure a reasonable balance between the payment of dividends to shareholders and capital and other required expenditures.

16 Parliament Place, Locked Bag 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SHARE PRICE PERFORMANCE

The Directors are obviously extremely disappointed at the significant fall in the Company's share price, particularly over the last three months, in a period of extreme volatility in global equity markets.

Broker analysis suggests that the major concerns in the equity market have been associated with the reduced sales volumes and pricing of our tantalum products, issues associated with our Balance Sheet, in particular, our hedging strategies and the performance of the Company's gold operations.

There has been considerable discussion, debate and speculation about some of these issues which, in a period where equity markets are volatile and nervous, has not assisted the Company in maintaining stability in the share price.

I thought it would therefore be useful today if we could take some time to focus briefly on some of the key issues which have been raised and which have impacted on our share price. This will not only provide shareholders with information but it will also provide you with the opportunity to ask whatever questions you wish about these particular matters.

The four key areas we would like to focus on are (i) the tantalum business and tantalum markets; (ii) our gold operations; (iii) our hedge books, and (iv) Balance Sheet issues.

I will also provide you with an update on where we are at in respect to the mineral sands business.

I will start by asking our Managing Director, Mark Cutifani, to give you a brief overview of our gold and tantalum operations and to focus on some of the issues confronting us in respect of these two divisions.

Presentation by Mark Cutifani

Thank you Mark.

GOLD

As Mark has just said, the north end cut-back at Tarmoola has been suspended. We envisage re-commencement by the end of next year.

The acquisition of PacMin and its gold assets has, to date, been disappointing in terms of ore reserves, production and operating cash flow. However, the combination of the Company's own gold assets at South Laverton and PacMin's will provide the Company with a key regional gold belt with long life gold production.

As forecast in our Five Year Gold Plan in July this year, the performance of our Gold Division is anticipated to improve significantly in the second half of the 2003 financial year thereby resulting in increased earnings and positive cash flows in this period.

Despite this, earnings from our gold business will be less than last year, principally due to the Tarmoola slip and subsequent mine plan changes.

Gold production in the 2004 financial year will be in excess of 550,000 ounces irrespective of when the north end Tarmoola production re-commences.

Our estimated delivery price for gold this financial year, from our gold hedge book, is A$595 which is above the current spot price.

It should also be noted that a large proportion of our gold hedge book is in the form of Put Options which represent uncommitted ounces. There are no over-committed ounces in our gold hedge book relative to forecast gold production.

The decision to consider a joint venture partner, or other options, for Gwalia Deeps was a difficult one as it is a large resource with good economic potential. However, the capital required, and timeframes before gold production, made it difficult, at this time, to pursue the project on our own account.

I will now ask David Paull, our General Manager - Business Development, to give us an overview of the tantalum market.

Presentation by David Paull

Thank you David.

TANTALUM

In terms of the tantalum business, the reality is that the global tantalum market weakened sharply in 2001 and this has continued into 2002. Much of this has been caused by the severe downturn in the United States economy and, in particular, the electronics industry. The global electronics industry is suffering its worst downturn in 20 years and, as this industry constitutes some 60 per cent of global tantalum demand, the effect on the tantalum business has been correspondingly difficult.

The net effect of this has been that the tantalum industry needs to reduce both production capacity and inventories. Previous cycles in the electronics sector suggest that inventory drawdown can occur quickly once there is an upturn in overall demand. However, looking forward, it is difficult to determine when we will see when demand for tantalum will increase in a substantial way due to the lack of transparency that exists in the supply chain.

As a result of this downturn, production will be reduced at one or both of the Greenbushes and Wodgina mines and will be reviewed regularly thereafter pending an improvement in market conditions.

The effect of reducing production will be to reduce inventories which will assist our working capital and overall cash availability.

The severity of the market downturn is particularly disappointing given that the Company has executed its tantalum development strategy exactly as planned. Both mines were constructed on time and budget and are operating extremely well.

However, despite the reduction in production and sales, the Company is still selling, this financial year, in excess of 2 million lbs. of tantalum concentrates at prices significantly above those in the spot market.

We anticipate marginally increased contractual sales in each of the 2004 and 2005 financial years.

Whilst operational cash flow from our tantalum business will again be strong, earnings will be less than last year due primarily to reduced profit margins on sales.

Our relationships with our customers have proved to be strong and durable with contractual arrangements between us starting in 1990. The fact that the Company has such a large market share and that our two major customers have a similar position in the processing area is clearly indicative of the importance of the relationships to both the Company and our customers.

Over the past twelve months the Company has increased its market share to approximately 60 per cent of global demand, capital has been invested and we have the ability to produce close to three million lbs. a year of tantalum without further investment.

The Company, therefore, is in an excellent position to optimise and maximise the investment in our tantalum business when market conditions improve.

We are currently reviewing our tantalum operations. The challenge for us is to determine the most effective way to produce the amount of material required by our customers and the tantalum industry whilst, at the same time, maintaining operations at both Greenbushes and Wodgina in the most effective configuration for both the short and long term.

MINERAL SANDS

The Company has a number of options in the mineral sands business including the right to increase our equity in the Ginkgo Project with BeMaX Ltd. After much consideration, our intention is not to exercise this right but to sell our 25 per cent interest to BeMaX pursuant to the contractual arrangements between us. This will result in a payment by BeMaX to the Company of $12.3 million and a further issue to the Company of shares in BeMaX Ltd. This will take our interest in BeMaX to approximately 19.9 per cent of the current issued capital.

The Company's intention is not to make an offer for the Cable Sands RZM assets also being sold along with the 50 per cent of Murray Basin Titanium Joint Venture.

However, we will continue to review the merits of acquiring the other 50 per cent interest in MBT with the objective of achieving 100 per cent ownership of this project.

Any decision to exercise our rights to acquire the remaining 50 per cent of MBT will be subject to acceptable terms and conditions.

The Company believes the MBT Project, if expanded to include Ouyen and possibly Prungle, has the potential to be a long life, medium-sized mineral sands project.

EARNINGS GUIDANCE

As previously advised on 18 October 2002, our projected earnings for the full year will not meet broker expectations as they were at that time.

Also, as previously advised, first half profit will be significantly less than the second half due to the fact that we will have increased tantalum sales in the second half along with better quality gold production.

Until we have carried out further reviews of our tantalum operations and settled on the operating configuration, it is difficult to provide specific guidance on the financial year 2003 earnings.

However, based on current knowledge and expectations from our operations and corporate activities, we anticipate full year earnings to be in the range of 20 cents per share to 25 cents per share or between $34 million and $42 million on an after tax basis.

FOREIGN EXCHANGE HEDGE BOOK

There has also been concern expressed about the Company's foreign exchange hedge book.

Our hedging policy for Advanced Minerals is similar to that in our Gold Division which is primarily to protect and provide certainty for our revenue stream.

The Company has in place a foreign exchange hedge book converting US$ revenues into A$ revenues. The US$ revenues are derived from tantalum, lithium and other related products, gold and mineral sands.

Based upon expected sales of US$ commodities to December 2005, the Company expects to generate approximately US$600 million of US$ denominated revenue streams in this period. Tantalum comprises the bulk of these revenues and the tantalum sales estimates are based on contractual commitments over this period with a limited amount of sales increases in each year to either third parties or increases to existing customers.

Through the same period to December 2005, the Company has US$ hedging commitments of approximately US$460 million.

In addition, US$260 million of contingent positions may exist dependent on the A$/US$ exchange rate which exists at future dates. Included in these contingent positions is US$89 million of positions which will not exist if the exchange rate exceeds 54 - 57 cents at certain dates and a further US$171 million which will not exist if the exchange rate exceeds 62 - 65 cents at certain dates.

During this time frame, the Company will obviously pursue opportunities to generate additional US$ sales from its existing or new commodities.

For several years, the Company has successfully restructured its US$ hedge book as and when required to match anticipated revenue streams.

In our advice to the market on 7 November 2002, an example was provided for the 2003 financial year where approximately A$5 million would be required, at current exchange rates, to settle the current forecast commitment, for this year, if the position was not restructured.

Similar calculations can be done for the following years although, again, ongoing restructuring will take place.

However:

(i) in the event that no further additional sources of US$ revenue were generated;

(ii) that all contingent positions exist and are not cancelled; and

(iii) restructures of hedging commitments could not be effected,

then, for the period between July 2003 and December 2005, a total amount of approximately A$35 million, at current exchange rates, would be required spread over that period to settle any over commitment.

This is based upon the US$600 million revenue figure and the commitments mentioned previously.

In order to put the figure of A$35 million, spread over two and half years, into perspective, the Company's revenue base, for the year ended 30 June 2002 totalled $520 million.

It should also be kept in mind that, over the period to December 2005, a significant percentage of the current foreign exchange commitments will have been delivered into, thereby reducing the total hedge book commitment and substantially increasing the Company's ongoing ability to manage the book looking forward on an ongoing basis.

As advised on a number of occasions, the Company has no margin calls on either its foreign exchange or gold hedge books.

CASH FLOW

In terms of operational cash flow, the Company has been investing in new projects and our gold business for over a year. This has absorbed much of our operational cash flows and some of our debt facilities.

However, we envisage cash flows to become positive in the second half of the current financial year due to increased tantalum sales and an improved performance from our Gold Division.

This will result in reasonable cash balances increasing in the March and June 2003 quarters.

DEBT

The majority of the Company's debt is in the form of US$ Senior Private Notes and total US$170 million. All of this debt is non-current and is long term with amortisation commencing in 2006.

Australian dollar credit facilities total A$90 million, which are partially drawn, with amortisation mostly in the two to three year timeframe.

The Company anticipates having reasonable undrawn credit lines available to it at year end with available facilities increasing in the 2004 financial year as cash flow increases.

We are also reviewing our capital management strategy to ensure effectiveness in this area. In this respect, the suspension of the Tarmoola cut-back and changes to the tantalum mine plans will both result in significant capital savings.

CORPORATE GOVERNANCE

During the year, the Company paid significant attention to governance issues, particularly as corporate governance standards have been raised significantly, not only in Australia but overseas.

As you would see from the Annual Report, the Company has in place Board Committees in respect of Compensation and Remuneration, Audit and Risk Management and Safety, Health and Environment, all of which are chaired by a non-executive Director.

The Company has not issued incentive options to either Directors or executives since November 2001 and will not issue options in the current financial year ending June 2003.

There are some staff options which were issued in November 2001 but, at current share prices, these are considerably out of the money, although the exercise date does not expire until November 2006.

In terms of remuneration, the Company takes independent and expert advice from a number of sources to ensure that our remuneration policies for executive and non-executive Directors and staff are within industry norms and comparable to other companies operating in the same environment.

We are particularly pleased with the Company's performance in the most important area of safety. As you saw from Mark Cutifani's presentation, our performance this year improved significantly across nearly all sites.

THE CHALLENGES AHEAD

In summary, despite a good performance for the 2002 financial year, the outlook for the 2003 year is obviously less positive.

However, the Board and the Management team have in place a clear plan and strategies to address the issues raised with you today.

We will:

1. Re-configure our tantalum operations to provide the most effective result in terms of cash flow and earnings.

2. Continue to improve the performance of our Gold Division.

3. Review our capital management strategies.

4. Continue to manage our gold and foreign exchange hedge books to reduce risk and provide certainty of cash flow.

5. Monitor the tantalum market and maintain ongoing dialogue with our customers.

6. Seek new markets and increased sales for our non-gold products.

7. Explore for gold in our key belts and continue to convert existing gold resources to reserves status.

8. Continue to review our position in the mineral sands business.

9. Endeavour to increase our earnings and cash flow as a result of these and other key strategies.

Despite the challenges referred to today it should not be forgotten that the Company owns substantial and valuable assets.

The Company owns the world's largest reserves of tantalum, is by far the largest producer and holds approximately 60 per cent of global tantalum market share.

We are also one of Australia's largest gold producers with ownership of significant reserves and resources and three of Western Australia's strategic gold belts.

Your Board is also of the view that the net present value of our Company significantly exceeds the current share price. Our challenge is to convince the investment community of this in the near future.

Finally, despite the difficulties we have experienced this year, I want to assure you that we have a committed and dedicated staff who have worked very hard under difficult conditions. On behalf of the Board, I wish to thank them for their effort and commitment which I am sure they will maintain in the future.

Peter Lalor
Executive Chairman

Doc ID. 30893.

Sons of Gwalia Ltd

ANNUAL GENERAL MEETING - 15 NOVEMBER 2002

Disclosure of Proxy Votes

In accordance with section 251AA of the Corporation Law, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Sons of Gwalia Ltd at its annual general meeting held on 15 November 2002:

Resolution Number	**Resolution 1** To re-elect Mr C J Lalor as a Director
Decided by show of hands (S) or poll (P) [1]	Show of Hands
Total number of proxy votes exercisable by proxies validly appointed	70,332,297
Total number of proxy votes in respect of which the appointments specified that:	
· the proxy is to vote for the resolution	57,390,941
· the proxy is to vote against the resolution	11,412,492
· the proxy is open-usable on the resolution	1,528,864
· the proxy is to abstain on the resolution	6,355,871
· the proxy has no instruction on the resolution	35,280,840
Total votes cast on a poll in favour of the resolution [2]	N/A
Total votes cast on a poll against the resolution [2]	N/A
Total votes cast on a poll abstaining on the resolution [2]	N/A
Total votes exercisable by proxies which were not cast [2]	N/A

[1] Indicate whether the resolution was decided on a show of hands or poll
[2] Only complete these additional items if the resolution was decided on a poll

Dated: 15 November 2002

....
Stephen Pearce
Company Secretary
Sons of Gwalia Ltd

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